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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Releases 2011 Drilling Results from Raintree North Prospect, Whistler Project, Alaska

KSK 11-14

Vancouver, BC – October 17, 2011: Kiska Metals Corporation (“Kiska" or "the Company”) reports drill hole results from summer drilling at the Raintree North prospect (RTN) at the Whistler Project, 160 km northwest of Anchorage, Alaska. Results include hole WH11-037, which averaged 0.56 g/t gold equivalent over 110.2 metres. A total of eight drill holes were completed at the Raintree North target in 2011, defining a steeply northeast dipping body of near-surface porphyry mineralization that remains open to depth.

Raintree North - Holes WH11-037, WH11-038

Hole	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
WH11-037	360.0	505.0	145.0	0.25	1.22	0.10	0.46
Including	372.8	483.0	110.2	0.30	1.10	0.12	0.56
WH11-038	284.0	437.1	153.1	0.20	0.92	0.07	0.35
Including	323.0	431.2	108.2	0.24	1.13	0.10	0.46

Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Holes WH11-037 and WH11-038 targeted the down-dip extents of mineralization earlier reported from holes WH11-032 (80.0 m averaging 0.31 g/t gold, 0.14% copper) and WH11-034 (79.3 m averaging 0.57 g/t gold, 0.19% copper), which now defines mineralization extending from surface to a depth of greater than 500 metres. Mineralization is largely confined to a body of Whistler-type diorite porphyry associated with potassic alteration and stockwork chalcopyrite-bearing quartz and magnetite veining. Mineralization is coincident with magnetic high and a halo of strong chargeability. WH11-035, 040, 041 did not return significant intersections.

“Raintree North, identified through our reconnaissance drilling program this spring, is one of five blind porphyry targets hidden beneath glacial till cover in the Whistler Orbit area,” comments Jason Weber, President and CEO of Kiska Metals. “Evidence such as the large and intense geochemical and alteration halo defined by shallow grid drilling, and breadth of induced polarization response suggests that the Raintree North is one within a cluster of mineralized porphyry centres. Our refinement of the exploration model and continued improvement of our exploration techniques will make us even more effective in finding more blind porphyry centres."

Drilling continues on the project, with two rigs operating at Island Mountain. Results are pending from approximately 15,000 metres of drilling at Island Mountain, targets in the Whistler Orbit (Raintree West, Raintree South and Rainmaker) and other new targets on the Whistler Property. Results are expected to be released in groups based on target areas. Plan maps and cross sections can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=473233 .

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex Labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex Labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Whistler Plan Map

KISKA
METALS CORPORATION

Legend
2010 DDH Results Released
2011 DDH Results Released
2011 DDH Results Unreleased
2011 Shallow Grid and Scout Holes
Topographic Contours (10 meters)
Interpreted Faults
Round Mountain
Whistler Deposit
Muddy Creek
Map Extent
Island Mountain
20 km
N
Raintree North
Raintree East
Whistler Deposit
Raintree West
Raintree South
Rainmaker
1 kilometer
Whistler Prospect Locations
(Background of Shaded RTP Magnetics)

Raintree North Plan Map

KISKA
METALS CORPORATION

Legend
2011 DDH Results Released
Pre-2011 DDH Results Released
2011 Shallow Grid and Scout Holes
Prev. Released Composite Interval
Newly Released Composite Interval
Topographic Contours (10 meters)
Interpreted Faults
N
Whistler Deposit
Map Extent
Raintree West
Rainmaker
1 km
A'
WH11-040
WH11-037
WH11-038
WH11-041
RG11-197
RG11-198
RG11-199
WH11-034
WH11-035
WH11-032
RG11-178b
06-DD-WH-RN-03
WH10-008
WH11-031
RG11-177
RG11-179
A
Raintree North Section
RG11-155
RG11-156
RG11-157
RG11-158
RG11-159
RG11-160
100 meters
Raintree North Plan Map
(Background of IP Chargeability/RTP Magnetics)

Raintree North Cross Section

KISKA METALS CORPORATION

Raintree North Section (Looking Northwest)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
RG11-178b
WH11-037
WH11-038
Overburden
Andesite
Andesite
WH11-032
WH11-034
"Whistler" Diorite
100 meters
1
2
3
4
5
6
7
8

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
WH11-037	1	145.0	0.25	1.22	0.09	0.46
WH11-037	2	110.2	0.30	1.10	0.12	0.56
WH11-038	3	153.1	0.20	0.92	0.07	0.35
WH11-038	4	108.2	0.24	1.13	0.10	0.46

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
WH11-032	5	80.0	0.31	1.15	0.14	0.60
WH11-034	6	148.5	0.40	1.55	0.14	0.71
WH11-034	7	79.3	0.57	1.55	0.19	0.98
RG11-178b	8	58.4	0.288	12.2	0.10	0.68